Filed Pursuant to Rule 253(g)(2)
File No. 024-11254

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 15 DATED APRIL 1, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 11, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Quarterly Net Asset Value (“NAV”) Per Share as of March 31, 2021;
•	Share Redemption Plan Status;
•	Historical NAV Information; and
•	Real Estate Performance.

Net Asset Value as of March 31, 2021

As of March 31, 2021, our net asset value (“NAV”) per common share is $9.99. This NAV per common share shall be effective until updated by us on or about June 30, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	March 31, 2021 [1]	December 31, 2020 [1]
ASSETS
Investments, at fair value	$76,820	$82,354
Real estate properties, at fair value	25,342	25,263
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	46,382	47,667
Other real estate investments, at fair value	5,096	9,424
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	19,208	16,589
Current interest receivable	395	360
Other assets	7,744	5,943
Total Assets	$104,167	$105,246

LIABILITIES
Accounts payable	$148	$149
Due to related party	647	497
Note payable	-	211
Dividends payable [2]	915	1,042
Settling subscriptions	-	823
Total Liabilities	$1,710	$2,722

NET ASSETS CONSIST OF:
Fundrise West Coast Opportunistic REIT, LLC Members’ Equity:
Common shares; 10,255,174 and 10,248,723 shares outstanding, net of offering costs, on March 31, 2021 and December 31, 2020, respectively	$87,213	$88,029
Retained earnings	14,941	15,019
Net adjustments to fair value	303	(524)
NET ASSETS	$102,457	$102,524
NET ASSET VALUE PER SHARE, on 10,255,174 and 10,248,723 shares outstanding for the periods ended March 31, 2021 and December 31, 2020, respectively [3]	$9.99	$10.00

[1] Estimated Balance Sheets as of March 31, 2021 and December 31, 2020.

[2] This amount does not include the accrual for dividends payable that were declared before March 31, 2021 that relate to the second quarter of 2021 or dividends payable that were declared before December 31, 2020 that relate to the first quarter of 2021, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on March 31, 2021 and December 31, 2020, respectively.

On April 1, 2021, the Company announced that its net asset value per share (“NAV”) as of March 31, 2021 is $9.99 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about June 30, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per share purchase price of our Common Shares will continue to be $10.00 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after June 30, 2021, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended March 31, 2021, we expect to redeem approximately 288,000 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from December 31, 2017 to March 31, 2021.

Date	NAV Per Share
December 31, 2017	$9.81
March 31, 2018	$9.84
June 30, 2018	$9.91
September 30, 2018	$9.97
December 31, 2018	$10.00
March 31, 2019	$10.00
June 30, 2019	$10.00
October 1, 2019	$9.97
December 31, 2019	$10.00
March 31, 2020	$10.00
June 30, 2020	$10.00
September 30, 2020	$10.00
December 31, 2020	$10.00
March 31, 2021	$9.99

Real Estate Performance

The Company experienced a slight decrease in NAV with only a small number of adjustments to value. The borrower for the PB Colfax Villas recently filed for bankruptcy, however, in addition to the collateral, the Company has a full recourse guarantee from the borrower.